UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 ( X ) Annual report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the fiscal year ended December 31, 2010

OR

 ( ) Transition report pursuant to Section 15(d)
of the Securities Exchange Act of 1934.

For the transition period from
_________________ to ________________.

001-31708
(Commission file number of the issuer)

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of plan)

CAPITOL BANCORP LTD.
Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan 48933
(Name of the issuer and address of
its principal executive office)

REQUIRED INFORMATION

Items 1-3.	Financial Statements and Schedules.

As permitted in the Instructions to Form 11-K, the information called for in Items 1-3, inclusive, is submitted pursuant to Item 4.

Item 4.	ERISA Financial Statements and Schedules.

The attached audited financial statements and schedules of Capitol Bancorp Ltd. Employee Stock Ownership Plan (the "Plan"), which are hereby incorporated herein by reference, have been prepared in accordance with the financial reporting requirements of ERISA:

Report of Independent Registered Public Accounting Firm dated June 29, 2011

Statements of Net Assets Available for Benefits—December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits—years ended December 31, 2010 and 2009

Notes to Financial Statements

Supplemental Schedules for the year ended December 31, 2010

All financial statements and schedules of the Plan have been incorporated herein by reference from the attached audited financial statements and schedules of the Plan.  No other schedules are included here because they are either not required or not applicable.

The Consent of Independent Registered Public Accounting Firm, BDO USA, LLP, is attached to this Form 11-K as Exhibit 23.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to Financial Statements	6-10

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	11

Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2010	12

Exhibit

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

ESOP Committee
Capitol Bancorp Ltd.
   Employee Stock Ownership Plan
Lansing, Michigan

We have audited the accompanying statements of net assets available for benefits of the Capitol Bancorp Ltd. Employee Stock Ownership Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, the Plan was merged into the Capitol Bancorp Limited Retirement Plan effective January 1, 2011.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 and supplemental schedule of reportable transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Grand Rapids, Michigan
June 29, 2011

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31,	2010	2009

Assets

Cash	$108	$254
Investment in Capitol Bancorp Ltd. common stock, at fair value (Notes 2 and 3)	141,194	621,377

Total Assets	141,302	621,631

Liabilities	1,237	258

Net Assets Available for Benefits	$140,065	$621,373

See accompanying notes to financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2010	2009

Investment loss
Net depreciation in fair value of investment	$(427,409)	$(1,977,687)
Dividends	-	17,063

Total investment loss	(427,409)	(1,960,624)

Distributions to participants	(53,899)	(95,104)

Net decrease	(481,308)	(2,055,728)

Net Assets Available for Benefits, beginning of year	621,373	2,677,101

Net Assets Available for Benefits, end of year	$140,065	$621,373

See accompanying notes to financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

1.           Plan Description

The following description of Capitol Bancorp Ltd. Employee Stock Ownership Plan (the Plan), as amended and restated, provides only general information. A more complete description of the Plan’s provisions is set forth in the Plan Agreement.

General

The Plan is a defined contribution plan available to qualifying employees of Capitol Bancorp Ltd. and its participating subsidiaries (collectively referred to as Capitol). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Capitol’s ESOP Committee (the ESOP Committee), which is composed of individuals appointed by Capitol’s Board of Directors. The Plan’s trustees are also individuals appointed by Capitol’s Board of Directors. Certain administrative functions are performed by officers or employees of Capitol. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by Capitol.

The accompanying financial statements present the assets and liabilities and changes therein pertaining to the accounts of participants with vested and nonvested rights in allocated shares of Capitol’s common stock. All shares held by the Plan have been allocated to participants’ accounts as of December 31, 2010. Capitol has no rights against shares that have been allocated to participants’ accounts.

Eligibility

To be eligible to participate in the Plan, an employee must have attained the age of 21, have completed at least one year of service and worked at least 1,000 hours.

Contributions

Contributions made to the Plan are in such amounts as determined by Capitol’s Board of Directors, at its discretion. No employee contributions are permitted. Capitol’s contributions to the Plan are allocated to each participant’s account in the same proportion that each participant’s compensation for the plan year bears to the total compensation of all participants.  Any cash dividends paid by Capitol are reinvested by the Plan into shares of Capitol stock; such shares are allocated to each participant’s account according to the number of shares held in each participant’s account.

Participant Distributions

Upon termination of service, including retirement, disability or death, a participant (or beneficiary, when applicable) may elect to receive either a lump-sum distribution or a direct transfer to another qualified retirement plan or IRA. Subject to certain conditions and terms, a participant may make voluntary withdrawals while employed. Distributions are made in cash or in the form of shares of common stock of Capitol plus cash for any fractional share, as determined by the ESOP Committee.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Diversification

Diversification is offered to qualified participants close to retirement age in order to provide them the opportunity to transfer a portion of their vested account balance in the Plan into investments which are more diversified. Participants who are at least age 55 and have at least 10 years of participation in the Plan may elect to diversify up to 25% of their account during the first five years of the election period and up to 50% during the final election year. Participants electing to diversify their account receive a stock distribution or a rollover to a qualified plan.

Vesting

Participants’ accounts begin vesting at a rate of 20% for each year of service after the first year of service, with 100% vesting after six years of service or upon reaching normal retirement age of 65. If a participant’s employment terminates prior to account vesting, the nonvested portion of his or her account is forfeited.

Forfeitures

Forfeitures are used to reduce Capitol’s contributions in the current or future Plan years, in accordance with Plan provisions. Unallocated forfeitures totaling 5,171 shares remained in the Plan at December 31, 2009.  Forfeited shares were allocated to eligible participants’ accounts in 2010 and no such shares remained in the Plan at December 31, 2010.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares, and allocated shares for which participants have not exercised their voting rights, may be voted by the ESOP Committee at its sole discretion.

Plan Termination

Capitol has the right to terminate the Plan at any time, subject to Plan provisions. In the event of Plan termination, the accounts of all participants become fully vested and nonforfeitable and the ESOP Committee will direct the trustee to distribute the assets remaining in the Plan, after payment of any expenses, to participants in accordance with Plan provisions.

2.           Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets.

Level 2 – Significant observable inputs such as quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investment:

Capitol Bancorp Ltd. Common Stock: Valued at unadjusted quoted market prices in an active market (Level 1).

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Concentration of Risk

As an ESOP, the Plan has a material concentration of its assets in equity securities of its sponsor, Capitol. Such concentration poses a risk that Plan assets and participant accounts are exposed to both overall market volatility and volatility in equity securities of the financial institution sector, and that changes in the value of Capitol’s common stock could materially affect participants’ account balances and the amounts reported in the financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Payments of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures became effective for periods beginning after December 15, 2009 and did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.

3.           Investments

As of December 31, 2010 and 2009, the fair values of all investment assets of the Plan have been determined on the basis of Level 1 measurements (see Note 2).

The Plan’s investment in Capitol Bancorp Ltd. common stock is summarized in the following table:

December 31,	2010	2009

Number of shares	271,527	317,029

Fair value	$141,194	$621,377

4.           Income Tax Status

The Internal Revenue Service has determined and informed the ESOP Committee by a letter dated August 21, 2002 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter. The ESOP Committee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Notes to Financial Statements

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

5.           Subsequent Events and Reconciliation of Financial Statements to Form 5500

Effective January 1, 2011, the Plan, together with Capitol’s 401(k) Plan, merged with and into the Capitol Bancorp Limited Retirement Plan (the CBC Retirement Plan). As a result of this merger, all attributes of the Plan were carried over into the CBC Retirement Plan, including participant entrance requirements, account share and basis balances, vesting, voting rights and future contributions. The CBC Retirement Plan also provides for enhanced participant capabilities, including online viewing of account information, quarterly combined account statements, and the ability to transfer holdings in Capitol’s common stock into other investment options.

Although the net assets of the Plan were not actually transferred to the CBC Retirement Plan until after year-end, the Plan was deemed to have merged in accordance with IRS instructions, effective December 31, 2010, for purposes of the Plan’s annual Form 5500 filing. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

December 31, 2010

Net assets available for benefits per the financial statements	$140,065

Transfer out	140,065

Net Assets Available for Benefits per the Form 5500	$-

The following is a reconciliation of the changes in net assets per the financial statements to the Form 5500.

	December 31, 2010
	Amounts per Financial Statements	Amounts per Form 5500

Net decrease in net assets	$(481,308)	$(481,308)

Transfers of assets from this Plan	-	(140,065)

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2761672
Plan Number: 002

December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Capitol Bancorp Ltd.	271,527 common stock shares, no par value	$5,165,831	$141,194

* A party-in-interest as defined by ERISA.

Capitol Bancorp Ltd.
Employee Stock Ownership Plan

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN: 38-2761672
Plan Number: 002

Year ended December 31, 2010

	(a) Identity of Party Involved	(b) Description of Asset (include interest rate and maturity in case of a loan)	(c) Purchase Price		(d) Selling Price		(e) Lease Rental		(f) Expense Incurred With Transaction		(g) Cost of Asset	(h) Current Value of Asset on Transaction Date		(i) Net Gain or (Loss)

*	Capitol Bancorp Ltd.	Capitol Bancorp Ltd. common stock	$	N/A	$	N/A	$	N/A	$	N/A	$ N/A	$	N/A	$	N/A

* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITOL BANCORP LTD.
EMPLOYEE STOCK OWNERSHIP PLAN

CAPITOL BANCORP LTD.
Plan Sponsor

Date: June 29, 2011	By: /s/ Cristin K. Reid
Cristin K. Reid, Corporate President, as Trustee